SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2018

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated October 22, 2018	A-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;
•	the expected impact of tariff changes on our business, financial condition and results of operations;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	October 23, 2018	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNAUDITED KEY PERFORMANCE INDICATORS

FOR THE FIRST THREE QUARTERS OF 2018

The unaudited financial data of the Group for the first three quarters of 2018:

•

Operating revenue was RMB567.7 billion, down by 0.3% over the same period last year, of which revenue from telecommunications services was RMB518.4 billion, up by 0.6% over the same period last year. After applying the new revenue standard (IFRS/HKFRS 15) to the revenue figures of the comparative period last year pursuant to a static calculation, the corresponding growth rate of revenue from telecommunications services stood at 3.5% on a comparable basis

•	EBITDA was RMB214.1 billion, up by 1.3% over the same period last year

•	Profit attributable to equity shareholders was RMB95.0 billion, up by 3.1% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2018.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2018 to 30 September 2018	For the period from 1 January 2017 to 30 September 2017	Change

Operating Revenue (RMB)	567.7 billion	569.5 billion	–0.3% (1.7%*)
Of which, Revenue from
Telecommunications Services (RMB)	518.4 billion	515.3 billion	0.6% (3.5%*)
Sales of Products and Others (RMB)	49.3 billion	54.2 billion	–9.0% (–14.3%*)
EBITDA (RMB)	214.1 billion	211.3 billion	1.3%
EBITDA Margin	37.7%	37.1%
Profit before Taxation (RMB)**	122.4 billion	119.7 billion	2.2%
Profit Attributable to Equity Shareholders (RMB)	95.0 billion	92.1 billion	3.1%
Margin of Profit Attributable to Equity Shareholders	16.7%	16.2%

*

The revenue growth rates in brackets are derived on a comparable basis after applying the new revenue standard (IFRS/HKFRS 15) to the revenue figures of the comparative period last year pursuant to a static calculation

**

Profit before taxation includes the tentative estimates of the gain from equity interest dilution following the initial public offering of China Tower Corporation Limited and the one-off reversal of the unrealised gain related to the transfer of tower assets in 2015 resulting from the aforesaid equity interest dilution, amounting to approximately RMB2.3 billion

Operating Data

	As at 30 September 2018/ For the period from 1 January 2018 to 30 September 2018	As at 30 June 2018/ For the period from 1 January 2018 to 30 June 2018

Mobile Business
Total Customers	916 million	906 million
Net Additional Customers *	29.30 million	18.61 million
4G Customers	695 million	677 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	55.7	58.1
Total Voice Usage (minutes) *	2,646.4 billion	1,769.7 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month) *	327	332
Handset Data Traffic (MB) *	22,139.2 billion	12,219.0 billion
Average Handset Data Traffic per User per Month (DOU) (MB/user/month) *	3,132	2,622
SMS Usage (messages) *	438.2 billion	284.9 billion

Wireline Broadband Business
Total Customers	147 million	135 million
Net Additional Customers *	34.13 million	22.39 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	34.3	35.0

*for the relevant reporting period

In the face of severe adversities resulting from stiffening market competition, a rapid decline in data value and a significant reduction in revenue subsequent to the cancellation of data “roaming” charges, the Group has made prompt adjustments to its business strategy and actively responded to market competition. Following its endeavours to increase revenue and reduce costs, reinforce its market share and customer base and improve network and service quality, the Group managed to maintain overall stable development for the first three quarters of 2018.

As at 30 September 2018, the Group’s total number of mobile customers was around 916 million. Among them, 4G customers amounted to 695 million, representing a net increase of 45.78 million for the first three quarters. Data traffic business maintained accelerating growth momentum with handset data traffic recording a 172% increase year-on-year, or an increase of 19 percentage points from the first half of 2018. Handset customer DOU reached 3,132MB, representing a year-on-year increase of 156%. Voice business continued with its downward trajectory with total voice usage (minutes) declining by 8.0% year-on-year. ARPU of mobile customers continued to face a strong headwind, standing at RMB55.7 for the first three quarters.

Buoyed by the Group’s efforts to actively establish broadband brand superiority, enhance network quality and enrich contents and applications for the household market, the number of wireline broadband customers continued to demonstrate robust growth momentum. As at 30 September 2018, the total number of wireline broadband customers reached 147 million, and with a net increase of 34.13 million for the first three quarters, the Group continued to lead the industry in terms of the scale of customer net increase. ARPU of wireline broadband customers was RMB34.3.

The Group’s telecommunications services revenue increased by 0.6% year-on-year to RMB518.4 billion for the first three quarters of 2018. After applying the new revenue standard (IFRS/HKFRS 15) to the revenue figures of the comparative period last year pursuant to a static calculation, the corresponding growth rate stood at 3.5% on a comparable basis. The cancellation of data “roaming” charges, which has been implemented starting July 2018 in compliance with the state’s requirement, has posed a significant negative impact on the Group’s revenue. This move, together with the rapid decline in data value triggered by mounting competition from large-data, low-tariff packages, has put a heavy strain on the Group’s telecommunications services revenue. The Group will further promote the integrated development of the “four growth engines”, enhance product and service differentiation, make full use of price elasticity and stimulate customers’ demand, striving to achieve stable revenue growth for the full year. The Group’s revenue from the sales of products went down by 9.0% year-on-year to RMB49.3 billion for the first three quarters of 2018.

Confronted with increasing expenditures on business transformation and on inflexible items, the Group continues to step up measures to benchmark and reduce per unit costs of business and optimize the use of resources, making endeavours to minimise the corresponding policy impact on the Group’s performance. EBITDA for the first three quarters of 2018 stood at RMB214.1 billion, up by 1.3% compared to the same period last year. Inclusive of the tentative estimate of the one-off gain resulting from the initial public offering of China Tower Corporation Limited, profit attributable to equity shareholders increased by 3.1% year-on-year to RMB95.0 billion for the first three quarters of 2018.

The Group will continue to adhere to the principles of forward-looking planning, effective resources allocation, rational investment and refined management in cost allocation, endeavour to strike a balance between the Group’s short-term performance and long-term development, strive to increase revenue and save costs and maintain favourable profitability, thereby continuously creating value for investors.

The Board wishes to remind investors that the above performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board

China Mobile Limited

Shang Bing

Chairman

Hong Kong, 22 October 2018

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.